SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )1

                       Multi-Media Tutorial Services, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   625420 40 1
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 26, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)



--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 625420 40 1                   13D          Page 2 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF        7       SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,594,511
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                  8       SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                                1,594,511
               -----------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,594,511
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 625420 40 1                   13D          Page 3 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,594,511
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING
PERSON WITH
                   8         SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                1,594,511
              ------------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,594,511
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 625420 40 1                   13D          Page 3 of 10 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.  Security and Issuer.

         This statement relates to shares (the "Shares") of the common stock, $.01 par value per share ("Common Stock"), of Multi-Media Tutorial Services, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 205 Kings Highway, Brooklyn, New York 11223.

Item 2.  Identity and Background.

         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II") and Warren G. Lichtenstein.

         Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

         Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The principal business address of each Reporting Person is 150 East 52nd Street, 21st Floor, New York, New York 10022.

         (c) The principal business of Steel Partners II is investing in the securities of small cap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 625420 40 1                   13D          Page 5 of 10 Pages
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         (f) Mr. Lichtenstein is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 1,594,511 Shares of Common Stock owned by Steel Partners II is $99,037. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds, directly from the Company in a private transaction.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Shares based on the Reporting Persons' belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares of Common Stock on the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,913,434 Shares outstanding, which is comprised of 8,813,343 Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, plus 1,600,000 Shares which Steel Partners II received on

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CUSIP No. 625420 40 1                   13D          Page 6 of 10 Pages
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April 26, 2000 upon the conversion of a convertible  promissory  note dated June
5, 1997.

         As of the close of business on May 4, 2000, Steel Partners II beneficially owns 1,594,511 Shares of Common Stock, constituting approximately 16.1% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,594,511 Shares, representing approximately 16.1% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,594,511 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. 10,011 Shares were acquired directly from the Company in a private transaction and 1,600,000 Shares were acquired upon the conversion of a $100,000 promissory note dated June 5, 1997.

         (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

         (c) On June 5, 1997, the Company and Steel Partners II entered into a Securities Purchase Agreement pursuant to which the Company issued to Steel Partners II a $100,000 promissory note which was convertible into common stock upon the occurrence of certain events. Subsequent thereto, the Company and Steel Partners II mutually agreed to convert such promissory note into 1.6 million Shares at a conversion price of $0.0621 per Share. This transaction was consummated on April 26, 2000 with the delivery of the stock certificate for 1.6 million Shares to Steel Partners II. Steel Partners II had previously received 10,011 Shares in payment of interest owed on the promissory note. Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the
         Issuer.

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         1.       Joint Filing Agreement.


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CUSIP No. 625420 40 1                   13D          Page 7 of 10 Pages
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                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 5, 2000                       STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.
                                                General Partner

                                           By:  /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                           /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           WARREN G. LICHTENSTEIN

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CUSIP No. 625420 40 1                   13D          Page 8 of 10 Pages
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                                   SCHEDULE A


               Transactions in the Shares Within the Past 60 Days



            Shares of
          Common Stock                                           Date of
        Purchased/(Sold)           Price Per Share            Purchase/Sale
        ----------------           ---------------            -------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

             1,600,000                  $0.0621                 04/26/00
               (15,000)                 $0.3000                 05/01/00
                  (500)                 $0.3125                 05/02/00


                             WARREN G. LICHTENSTEIN
                             ----------------------

                                      None.



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CUSIP No. 625420 40 1                   13D          Page 9 of 10 Pages
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                                  EXHIBIT INDEX



Exhibit                                                                   Page
-------                                                                   ----
1.       Joint Filing Agreement                                            10




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CUSIP No. 625420 40 1                   13D          Page 10 of 10 Pages
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                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 5, 2000 (including amendments thereto) with respect to the Common Stock of Multi-Media Tutorial, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   May 5, 2000                 STEEL PARTNERS II, L.P.

                                     By:  Steel Partners, L.L.C.
                                          General Partner


                                     By:  /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                           Warren G. Lichtenstein
                                           Chief Executive Officer


                                     /s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                     WARREN G. LICHTENSTEIN